Aames 2000-1

Mortgage Pass-Through Certificates

REO Report for February 26, 2001 Distribution
REO Report - Mortgage Loans that Become REO During Current Distribution

SUMMARY			LOAN GROUP

Total Loan Count = 1			Loan Group 1 = Fixed Group; REO Book Value = Not Available
Total Original Principal Balance = 40,600.00			Loan Group 2 = Adjustable 1 Group; REO Book Value = Not Available
Total Current Balance = 40,600.00			Loan Group 3 = Adjustable 2 Group; REO Book Value = Not Available
REO Book Value = Not Available			Loan Group 3 = Adjustable 2 Group; REO Book Value = Not Available

REO Book Value reported corresponds to total REO loans, including loans that become REO during current distribution.

Loan Number	Original	Stated		Current	State &
&	Principal	Principal	Paid to	Note	LTV at	Original	Origination
Loan Group	Balance	Balance	Date	Rate	Origination	Term	Date

2093313 3	40,600.00	40,600.00	Jul-01-00	13.625%	NC - 70.00%	360	Jun-28-00

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